VITACIG, INC.

800 Bellevue Way NE, Suite 400, Bellevue, Washington 98004

(425) 462-4219

August 25, 2014

Via Edgar

Re: VitaCig, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July10, 2014

File No. 333-195397

After careful consideration and

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated July 2, 2014 concerning VitaCig, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

General

1.     Please update the financial statements included in the filing in compliance with Rule 8-08 of Regulation S-X to include the financial statements for the latest interim period completed of May 31, 2014. Update the associated financial information in applicable sections of the filing as appropriate.

We have updated the financial statements included in the filing in compliance with Rule 8-08 of Regulations S-X to include the financial statements for the latest interim period completed of April 30, 2014. Please note, that your letter mentions that the financial statements must be disclosed for the latest interim period completed of May 31, 2014, however, our year end date is April 30, 2014, rather than May 31, 2014. As a result, our latest period completed in compliance with the 135 days per Rule 8-08 of Regulations S-X would be April 30, 2014 rather than May 31, 2014.

Artwork

2.     Refer to the artwork preceding the table of contents. Please add balancing language to the disclosure accompanying these pictures to indicate that the FDA has indicated that e-cigarettes and their potential risks have not been fully studied.

We have noted your suggestion and included the appropriate disclosure below the artwork.

Our Business, page 6

3. Please explain the basis for the value of the inventory of $84,000 disclosed in the fourth paragraph in this section.

The basis for the value of the inventory of $84,000, as disclosed in the fourth paragraph in this section is for 28,300 individually wrapped e-cigarettes. Based on our valuation, that comes out to approximately $3.00 per e-cigarette. The $3.00 per e-cigarette valuation for our inventory is based on the realization price based on the retail cost of each individual cigarette, as sold on our company website. As of April 30, 2014 our ending balance of inventory was $76,461.

4. Please ensure the capital needs over the next 12 months disclosed in the fourth paragraph in this section are consistent with the estimated costs and needed funding over the next 12 months disclosed in the first paragraph on page 26.

We have noted your suggestion and updated first paragraph on page 26 to ensure that it matches with the projected capital needs over the next 12 months in the fourth paragraph of Our Business section.

Plan of Operations, page 25

5. We note your response to our prior comment 24. Please clarify what you mean that the costs for the billboards and endorsements will be satisfied by means other than cash expenditures.

On May 15th, mCig, Inc. signed an exclusive contract with Prints Media Co. to put up billboards all around the New York City for the period of one month from the date of the agreement. This service was paid for by mCig, Inc. strictly through shares of Company common stock. VitaCig hopes to secure a similar service in the near future, and hopes to pay for it with the Company’s common stock, since VitaCig does not have the capital to pay for these services. By paying for these services with the Company’s common stock instead of with cash, the Company also ensures that any capital obtained through private investments go to other areas necessary to grow the business.  See below for an example of a current mCig, Inc. billboard paid for with the Company’s common stock shares:

6. We note your reference to celebrity endorsements. Please revise to balance the disclosure by indicating that there is no guarantee that you will be able to get celebrity endorsements.

We have noted your suggestion and included the appropriate disclosure as part of the latest submission.

7. In regard to the first paragraph on page 26, please explain how the difference of $75,000 in the sum of the estimated costs indicated in the paragraph and the $400,000 of funding needed to implement the business plan will be satisfied. It appears that the existing capital indicated on page 6 is already devoted to satisfying the monthly cash burn indicated on that page and does not appear available to satisfy the difference noted above.

The cost of the billboards ($100,000) as well as the cost of celebrity endorsements ($250,000) will be satisfied strictly with VitaCig common stock compensation. As noted above, this strategy worked for mCig, and management is confident we can satisfy these objectives in this manner as well. As a result, of the projected $350,000 funding needed to implement the business plan, only $100,000 would go towards Retail Stock Distribution and $25,000 to Lab testing. This would leave $225,000 for the Company to carry-out its business plan and to fulfill the projected monthly cash burn.

Liquidity and Financial Condition, page 26

8. We note your response to our prior comment 7, and your disclosure on page 27 that your largest shareholder, mCig will continue to fund your development through shareholder loans or equity capital injections. Since mCig will no longer own a majority interest in you after the intended spin off, please substantiate the basis for your belief that mCig will continue to fund you after the spin-off and in sufficient amount to meet your needs. Disclose any arrangements you have or will have in place with mCig for this purpose. If no funding arrangements are or will be in place with any parties after the spin-off, please disclose this and that there is no assurance that your funding needs will be satisfied.

We have noted your suggestion and disclosed that presently there are no funding arrangements in place with any parties after the spin-off, so there is no assurance that our funding needs will be met.

Notes to Financial Statements, page F-7

Note 2. Summary Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

9. We note your response to our prior comment 26 and related revised disclosure. As previously requested, please revise to include your revenue recognition policy for the distribution channel for non-online sales, including the return policy. In so doing, clarify whether distributors, retailers or ultimate consumers/end users are your direct customers from which you recognize revenues for this channel. Additionally, please tell us how you considered ASC 605-15-25-1 and expand your disclosure as necessary.

Through our Wholesaler, Distributor, Reseller (WDR) program, the distribution channel for all non-online sales, revenues are recognized as soon as the transfer in ownership of the product takes place. Since VitaCig does not offer any of its products on collection and instead requires payment from the WDR participant at the time of the order, and due to the nature of the product, does not accept any returns, revenues are recognized immediately after order is fulfilled by VitaCig. Distributors, wholesalers and individual retailers are the participants of the WDR program and as a result, are the direct customers from which we would recognize revenues from this non-online distribution channel.

As noted per ASC 605-15-25-1 (Sales of Product when Right of Return Exists), if an entity sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:

a. The seller's price to the buyer is substantially fixed or determinable at the date of sale.

b. The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product. If the buyer does not pay at time of sale and the buyer's obligation to pay is contractually or implicitly excused until the buyer resells the product, then this condition is not met.

c. The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

d. The buyer acquiring the product for resale has economic substance apart from that provided by the seller. This condition relates primarily to buyers that exist on paper, that is, buyers that have little or no physical facilities or employees. It prevents entities from recognizing sales revenue on transactions with parties that the sellers have established primarily for the purpose of recognizing such sales revenue.

e. The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

f. The amount of future returns can be reasonably estimated (see paragraphs 605-15-25-3 through 25-4). Because detailed record keeping for returns for each product line might be costly in some cases, this Subtopic permits reasonable aggregations and approximations of product returns. As explained in paragraph 605-15-15-2, exchanges by ultimate customers of one item for another of the same kind, quality, and price (for example, one color or size for another) are not considered returns for purposes of this Subtopic.

We have considered these conditions per ASC 605-15-25-1 and determined that due to the Company-wide return policy, right of return does not exist for any reason from non-online sales distribution channels (WDR program). As a result, revenue from all non-online distribution channels shall be recognized at the time of sale.

10. Please clarify what you are trying to convey in the last sentence of the second paragraph in this note, which is “As payments are collected at the time of sale, the point of shipping revenue recognition method allows for minimum lag time between the sale of the product and the recognition of the revenue for VitaCig.”

We have noted your suggestion and revised this section to properly explain our thought process behind this bullet point. Based on these changes, the paragraph now states the following:

“VitaCig, Inc. recognizes revenue for sales online either direct to consumer or through our Wholesaler, Distributor, Reseller (WDR) program. For online sales, revenue is recognized by the Company at the time of order fulfillment. Since VitaCig collects payment for each online order at the time of sale, the point of shipping revenue recognition method ensures that the Company recognizes the revenue collected within 24-48 hours after the order is received and the funds are collected. Based on the metrics associated with having the actual sales almost equal the revenue collected and recognized, this short lag time between the time when the order is received from the consumer and when the revenue is actually recognized on the Company’s books allow Management to have a better grasp over its inventory and the overall Company progress on a daily basis.”

Signatures, page II-4

11.   We note your response to our prior comment 27. Please have Mr. Linkhorst sign your registration statement in his individual capacity one time. He can list each of his respective titles and the capacities in which he is signing under one signature.

We have noted your suggestion and made the appropriate changes to our current filing.

The Company hereby acknowledges:

•                            should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                            the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Paul Rosenberg

Paul Rosenberg

Chief Executive Officer